UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

____________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 7, 2019 titled “Fourth Quarter and Full-Year Results Ended December 31, 2018”

Item 1

FOR IMMEDIATE DISTRIBUTION

FOURTH QUARTER

AND FULL-YEAR RESULTS ENDED DECEMBER 31, 2018

RECORD-BREAKING OIL AND GAS RESULTS:

PRODUCTION, RESERVES, AND NET ASSET VALUE

RECORD-BREAKING FINANCIAL RESULTS:

REVENUES, PROFITS, ADJUSTED EBITDA AND CASH FLOW

London – March 6, 2019 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, and Chile reports its consolidated financial results for the three-month period ended December 31, 2018 (“Fourth Quarter” or “4Q2018”) and its audited annual results for 2018. A conference call to discuss 4Q2018 financial results will be held on March 7, 2019 at 9:00 am Eastern Standard Time.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information. As a result, this release should be read in conjunction with consolidated financial statements and the notes to those statements for the years ended December 31, 2018 and 2017 available on the Company’s website.

FOURTH QUARTER AND FULL-YEAR 2018 HIGHLIGHTS

Record Oil and Gas Production

•	Consolidated oil and gas production up 26% to 38,741 boepd / Annual average production up 31% to 36,027 boepd
•	Oil production increased by 30% to 32,859 bopd
•	Gross operated production in the Llanos 34 block (GeoPark operated, 45% WI) in Colombia surpassed the 70,000 bopd milestone

Record Reserves and Net Asset Value

•	Net proven developed producing (PDP) reserves of 44.2 mmboe, net 1P reserves of 113.9 mmboe, net 2P reserves of 183.7 mmboe and net 3P reserves of 347.0 mmboe
•	1P NPV10 of $1.8 billion, equivalent to Net debt adjusted NPV10 of $25 per share
•	2P NPV10 of $2.7 billion, equivalent to Net debt adjusted NPV10 of $40 per share

Record Top and Bottom Lines

•	4Q2018 Revenues of $151.2 million / Full-year record Revenues of $601.2 million
•	4Q2018 Net Profit of $42.6 million / Full-year record Net Profit of $102.7 million
•	4Q2018 Adjusted EBITDA of $85.7 million / Full-year record Adjusted EBITDA of $330.6 million
•	4Q2018 Cash Flow from Operating Activities of $77.8 million / Full-year record Cash Flow from Operating Activities of $256.2 million
•	4Q2018 free cash flow[1] of $43.9 million / Full-year record free cash flow of $131.5 million
•	2018 record Earnings per share of $1.19

___________________

1 Free cash flow is defined as cash flow from operating activities less cash used in investing activities, excluding Argentina acquisition and cash advances from divesture of La Cuerva and Yamu. Free cash flow is a non-GAAP measure. See reconciliation below.

Capital Efficiency and Strong Balance Sheet

•	$127.7 million cash in hand

•	Net debt to Adjusted EBITDA ratio of 1x
•	2018 Capital investment program of $124.7 million generated $454 million increase in 2P NPV10
•	Best-in-class consolidated Finding and Development costs (F&D) of $3.6/boe for 2P reserves, $2.9/boe for 2P reserves in Colombia

Value-Adding Acquisition

•	Accretive acquisition of LGI’s 20% equity interest in GeoPark’s Colombian and Chilean subsidiaries for $111 million, the equivalent of $2 per share generated an estimated 2P NPV10 of $4 per share in 2018
•	Portfolio strengthening by divestment of high-cost, non-core La Cuerva and Yamu Colombian assets for up to $20 million

Returning Value to Shareholders

•	Share buyback program in place since December 2018 to repurchase up to 10% of shares outstanding
•	Best performing[2] independent upstream oil & gas company on the NYSE for two years in a row (2017-2018)

James F. Park, Chief Executive Officer of GeoPark said: "Many thanks and congratulations to the GeoPark women and men for a year of tremendous results across the board. Double digit plus increases in production, reserves, EBITDA, free cash flow, net present value, and net asset value per share. Belt-tightening decreases in capital and operating costs and debt leverage ratio. Leading-the-pack improvements in safety, environmental, employee and community performance. Opportunity expansion with growing acreage, exploration resources, and new project inventory - with increased capabilities and know-how across our operating base. And big market rewards by being the number one performing E&P stock on the NYSE for the second year in a row. But most important is to place these achievements within the context of our continuous through 'thick-and-thin' 16-year growth track record and what is coming next. We feel we are just picking up steam - and the GeoPark team has proven it can and will continue to deliver big."

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	4Q2018	3Q2018	4Q2017	FY2018	FY2017
Oil production[a] (bopd)	32,859	31,266	25,341	30,447	22,761
Gas production (mcfpd)	35,288	35,690	31,876	33,474	28,950
Average net production (boepd)	38,741	37,214	30,654	36,027	27,586
Brent oil price ($ per bbl)	68.0	76.0	61.5	71.6	54.8
Combined price ($ per boe)	44.7	51.4	39.7	48.2	34.6
⁻ Oil ($ per bbl)	49.0	57.0	43.0	53.0	36.6
⁻ Gas ($ per mcf)	5.0	5.1	5.2	5.1	5.3
Sale of crude oil ($ million)	136.6	152.2	92.2	545.5	279.1
Sale of gas ($ million)	14.6	14.6	14.1	55.7	51.0
Revenue ($ million)	151.2	166.8	106.3	601.2	330.1
Commodity risk management contracts ($ million)	32.0	-0.6	-18.4	16.2	-15.4
Production & operating costs[b] ($ million)	-46.7	-48.7	-30.5	-174.3	-99.0
G&G, G&Ac and Selling expenses ($ million)	-19.9	-17.5	-14.8	-70.0	-50.9
Adjusted EBITDA ($ million)	85.7	98.2	55.2	330.6	175.8
Adjusted EBITDA ($ per boe)	25.3	30.3	20.6	26.5	18.4
Operating Netback ($ per boe)	31.0	35.1	26.1	31.9	23.9
Profit (loss) ($ million)	42.6	29.7	-3.4	102.7	-17.8
Capital expenditures ($ million)	33.8	33.2	25.3	124.7	105.6
Argentina acquisition ($ million)	-	-	-	48.9	-

___________________

2 Stocks with Market Cap above $150 million

Cash and cash equivalents ($ million)	127.7	152.7	134.8	127.7	134.8
Short-term financial debt ($ million)	18.0	15.8	7.7	18.0	7.7
Long-term financial debt ($ million)	429.0	419.1	418.5	429.0	418.5
Net debt ($ million)	319.3	282.2	291.4	319.3	291.4

a) Includes government royalties paid in-kind in Colombia for approximately 1,181, 1,175 and 884 bopd in 4Q2018, 3Q2018 and 4Q2017 respectively. No royalties were paid in-kind in Chile, Brazil and Argentina.

b) Production and operating costs include operating costs and royalties paid in cash.

c) G&A expenses include non-cash share-based payments for $1.3 million, $1.3 million and $0.7 million, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

Production: Overall oil and gas production grew by 26% to 38,741 boepd in 4Q2018 from 30,654 boepd in 4Q2017, due to increased production in Colombia and new production from acquisitions in Argentina. Oil represented 85% of total reported production compared to 83% in 4Q2017.

For further details, please refer to the 4Q2018 Operational Update published on January 16, 2019.

Reference and Realized Oil Prices: Brent crude oil prices averaged $68.0 per bbl during 4Q2018, an 11% increase over 4Q2017 levels. Consolidated realized oil sales price averaged $49.0 per bbl in 4Q2018, a 14% increase from $43.0 per bbl in 4Q2017. Differences between reference and realized prices reflect commercial and transportation discounts as well as the Vasconia marker discount, which averaged $5.4 per bbl in 4Q2018, compared to $4.0 in 4Q2017. Commercial and transportation discounts in Colombia averaged $14.6 in 4Q2018, compared to $14.9 per bbl in 4Q2017.

In Colombia, construction of the flowline connecting the Llanos 34 block to the Oleoducto de los Llanos (ODL), one of Colombia’s principal pipelines, is in the final stage of commissioning. The project will support future production growth and will reduce transportation and operating costs.

The table below provides a breakdown of reference and net realized oil prices in Colombia, Chile and Argentina in 4Q2018:

4Q2018 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price	68.0	68.0	68.0
Vasconia differential	(5.4)	-	-
Commercial and transportation discounts	(14.6)	(8.2)	-
Other[3]	-	-	(6.2)
Realized oil price	48.0	59.8	61.8
Weight on oil sales mix	93%	2%	5%

Revenue: Consolidated revenues increased by 42% to $151.2 million in 4Q2018, compared to $106.3 million in 4Q2017. Higher realized prices and additional deliveries increased revenues.

Sales of crude oil: Consolidated oil revenues increased by 48% to $136.6 million in 4Q2018, driven by a 14% increase in realized oil prices and a 30% increase in deliveries. Oil revenues were 90% of total revenues compared to 87% in 4Q2017.

•	Colombia: In 4Q2018, oil revenues increased by 41% to $123.1 million as realized prices of $48.0 per bbl were 14% higher and oil deliveries increased by 25% to 29,145 bopd. Colombian earn-out payments to the original owners of Llanos 34 are deducted from oil revenues. They increased to $5.4 million in 4Q2018, compared to $3.7 million in 4Q2017, in line with higher oil revenues and increased production.

__________________

3 Price stability agreement temporarily froze oil prices in Argentina during the period from May to November 2018. From December 2018, a new mechanism has been implemented linked to international oil prices, subject to certain discounts that currently range between $5-6.50/bbl. This agreement could be temporary, and oil prices in Argentina may be adjusted up or down, depending on prevailing market conditions and other factors.

•	Chile: In 4Q2018, oil revenues decreased by 11% to $3.9 million, due to lower volumes sold which were partially offset by higher oil prices. Oil deliveries decreased by 21% to 709 bopd due to the natural decline of the fields whereas oil prices increased by 13% to $59.8 per bbl, in line with higher Brent prices.
•	Argentina: In 4Q2018, oil revenues were $9.3 million, with $61.8 realized oil prices and deliveries of 1,631 bopd, all from the Aguada Baguales, El Porvenir and Puesto Touquet blocks (GeoPark operated, 100% WI).

Sales of gas: Consolidated gas revenues increased by 4% to $14.6 million in 4Q2018 compared to $14.1 million in 4Q2017, driven by an 8% increase in gas deliveries offsetting the 4% gas price decline.

•	Chile: In 4Q2018, gas revenues increased by 31% to $5.8 million reflecting higher gas prices and higher deliveries. Gas prices were 24% higher, or $5.6 per mcf ($33.6 per boe) in 4Q2018. The Jauke gas field discovery during 3Q2018 increased gas deliveries by 6% to 11,227 mcfpd (1,871 boepd).
•	Brazil: In 4Q2018, gas revenues decreased by 26% to $6.9 million, due to both lower gas prices and deliveries. Gas prices decreased by 15% to $4.8 per mcf ($28.8 per boe), in line with a 17% average devaluation of the local currency. Higher hydroelectric supply to the energy grid reduced gas deliveries by 13% to 15,658 mcfpd (2,610 boepd).
•	Argentina: In 4Q2018, gas revenues were $1.4 million, resulting from realized gas prices of $4.0 per mcf ($24.2 per boe) and deliveries of 3,787 mcfpd (631 boepd), from the acquired blocks in Argentina.

Commodity Risk Management Contracts: Consolidated commodity risk management contracts registered a realized cash gain of $1.2 million in 4Q2018 compared to a $5.8 million loss in 4Q2017. Unrealized gains amounted to $30.8 million in 4Q2018 compared to a $12.6 million loss in 4Q2017, resulting from a significant decrease in the forward Brent oil price curve. The Company uses risk management contracts to minimize the impact of oil price fluctuations on its work program.

Production and Operating Costs4: Consolidated operating costs per boe were $8.3 in 4Q2018, slightly lower than the $8.4 per boe in 3Q2018, but higher than the $7.3 per boe in 4Q2017 due to the new blocks in Argentina which have higher costs per boe.

Consolidated operating costs increased by $8.6 million to $28.2 million in 4Q2018 compared to $19.6 million in 4Q2017. The majority of the increase is explained by the acquisition in Argentina. Breakdown of operating cost is as follow:

•	Colombia: Operating costs per boe decreased by 18% to $5.0 in 4Q2018 compared to $6.1 in 4Q2017. Total operating costs increased by 2% to $13.9 million and volumes delivered increased by 25%.
•	Chile: Intensified well intervention activities to enhance production increased operating costs per boe by 23% to $26.2 in 4Q2018 compared to $21.3 in 4Q2017. Total operating costs increased by 19% to $6.2 million in 4Q2018 from $5.2 million in 4Q2017.
•	Brazil: Operating costs per boe increased by 44% to $4.9 in 4Q2018 compared to $3.4 in 4Q2017. Total operating costs increased by 40% to $1.4 million in 4Q2018 from $1.0 million in 4Q2017. The 4Q2017 costs were artificially low due to the one-time recovery of maintenance costs in Manati.
•	Argentina: Operating costs per boe increased by 11% to $34.4 in 4Q2018 compared to $30.0 in 3Q2018. Total operating costs increased to $7.2 million in 4Q2018 from $6.3 million in 3Q2018. The 4Q2018 costs were higher as they reflected a full quarter of a secondary recovery optimization project and pulling activities, compared to a partial quarter, as activities initiated in August 2018.

Consolidated royalties increased by $7.5 million to $18.2 million in 4Q2018 compared to $10.7 million in 4Q2017, due to increased volumes and oil prices.

Selling Expenses: Consolidated selling expenses increased by $0.9 million to $1.2 million in 4Q2018 compared to $0.3 million in 4Q2017. The increase in 4Q2018 mainly corresponds to transportation costs and sales taxes in the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina.

__________________

4 Production and operating costs = Operating costs + Royalties

Administrative Expenses: Consolidated G&A costs per boe increased by 5% to $3.9 in 4Q2018 compared to $3.7 in 4Q2017. Total consolidated G&A was $14.6 million in 4Q2018 compared to $10.6 million in 4Q2017.

Geological & Geophysical Expenses: Consolidated G&G costs per boe decreased to $1.7 in 4Q2018 compared to $1.8 in 4Q2017. Total consolidated G&G expenses increased to $4.0 million in 4Q2018 compared to $3.9 million in 4Q2017.

Adjusted EBITDA: Consolidated Adjusted EBITDA5 surged by 55% to $85.7 million, or $25.3 per boe, in 4Q2018 compared to $55.2 million, or $20.6 per boe, in 4Q2017.

•	Colombia: Adjusted EBITDA of $85.6 million in 4Q2018
•	Chile: Adjusted EBITDA of $1.5 million in 4Q2018
•	Brazil: Adjusted EBITDA of $4.3 million in 4Q2018
•	Argentina: Adjusted EBITDA of $0.7 million in 4Q2018
•	Corporate and Peru: Adjusted EBITDA of negative $6.4 million in 4Q2018

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 4Q2018 and 4Q2017, on a per country and per boe basis:

Adjusted EBITDA/boe	Colombia		Chile		Brazil		Argentina		Total
	4Q18	4Q17	4Q18	4Q17	4Q18	4Q17	4Q18	4Q17	4Q18	4Q17
Production (boepd)	30,641	24,378	2,823	2,932	2,894	3,328	2,383	-	38,741	30,654
Stock variation /RIK[a]	(1,369)	(1,004)	(243)	(258)	(244)	(285)	(120)	-	(1,977)	(1,593)
Sales volume (boepd)	29,272	23,374	2,580	2,674	2,650	3,043	2,263	-	36,674	29,091
% Oil	99.6%	99.6%	27%	34%	2%	1%	72%	-	86%	83%
($ per boe)
Realized oil price	48.0	42.6	59.8	53.1	77.6	68.0	61.8	-	49.0	43.0
Realized gas price[b]	39.8	30.8	33.6	27.1	28.8	34.0	24.2	-	30.2	31.4
Earn-out	(2.1)	(1.8)	-	-	-	-	-	-	(1.9)	(1.4)
Combined Price	45.9	40.8	40.8	35.9	29.6	34.5	51.3	-	44.7	39.7
Realized commodity risk management contracts	0.5	2.7	-	-	-	-	-	-	0.4	2.2
Operating costs	(5.0)	(6.1)	(26.2)	(21.3)	(5.9)	(3.4)	(34.4)	-	(8.3)	(7.3)
Royalties in cash	(5.8)	(4.4)	(1.6)	(1.4)	(2.9)	(3.3)	(7.3)	-	(5.4)	(4.0)
Selling & other expenses	(0.2)	(0.0)	(0.5)	(0.7)	-	-	(3.5)	-	(0.4)	(0.1)
Operating Netback/boe	35.4	27.6	12.5	12.4	20.9	27.8	6.1	-	31.0	26.1
G&A, G&G, & other									(5.7)	(5.5)
Adjusted EBITDA/boe									25.3	20.6

a) RIK (Royalties in kind). Includes royalties paid in kind in Colombia for approximately 1,181 and 881 bopd in 4Q2018 and 4Q2017 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b) Conversion rate of $mcf/$boe=1/6.

Depreciation: Consolidated depreciation charges increased by 21% to $23.9 million in 4Q2018, compared to $19.8 million in 4Q2017, due to increased volumes. However, on a per barrel basis, depreciation costs decreased by 4% to $7.1 per boe due to drilling successes and increased reserves.

Write-off of Unsuccessful Exploration Efforts: Consolidated write-off of unsuccessful exploration efforts were $11.8 million in 4Q2018 compared to $1.1 million in 4Q2017. Amounts recognized in 4Q2018 correspond to the write-off of three wells: one well in Colombia, the Zamuro exploration prospect, and two wells in Argentina, in the Puelen block. Other exploration costs incurred in prior periods in Chile, Colombia and Brazil.

______________________

5 See “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax and Adjusted EBITDA per boe” included in this press release.

Impairment of Non-Financial Assets: Consolidated non-cash gain of $5.0 million in 4Q2018 compared to zero in 4Q2017. Amounts recognized in 4Q2018 correspond to the reversal of impairment losses recognized in previous years in the La Cuerva and Yamu blocks, partially offset by non-cash impairment losses recorded in the Tierra del Fuego blocks in Chile. For further details, please refer to Note 36 of GeoPark’s consolidated financial statements for the year ended December 31, 2018, available on the Company’s website.

Other Income (Expenses): Other operating expenses amounted to $2.3 million in 4Q2018, compared to $2.7 million in 4Q2017.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial expenses increased to $10.3 million in 4Q2018, compared to $8.2 million in 4Q2017.

Foreign Exchange: Net foreign exchange charges amounted to a $6.6 million gain in 4Q2018 compared to a $3.6 million loss in 4Q2017. GeoPark’s Brazilian subsidiary cancelled its existing US dollar-denominated intercompany debt in October 2018, thus recording foreign exchange gains (as the Real appreciated in October compared to September 2018). As a result, GeoPark’s Brazilian subsidiary significantly reduced its exposure to foreign exchange currency fluctuations.

Income Tax: Income tax expenses were $37.2 million in 4Q2018 compared to $10.7 million in 4Q2017, in line with a significant increase in operating profits.

Profit: Profit increased by $46.0 million to a gain of $42.6 million in 4Q2018 compared to a $3.4 million loss in 4Q2017.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $127.7 million as of December 31, 2018 compared to $134.8 million a year earlier. The difference reflects cash used in investing activities of $164.6 million and cash used in financing activities of $97.6 million, partially offset by cash generated from operating activities of $256.2 million.

Cash used in investing activities of $164.6 million includes $48.9 million related to the acquisition of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina in 1Q2018 and $124.7 million organic capital expenditures related to development, appraisal and exploration activities. These investments allowed GeoPark to increase reserves with low consolidated Finding and Development costs (F&D) of $3.6/boe for 2P reserves (or $2.9/boe for 2P reserves in Colombia).

Cash used in financing activities of $97.6 million includes the acquisition of the LGI non-controlling interest in Colombia and Chile’s equity interest for $81.0 million.

Cash flow from operating activities of $256.2 million was net of $67.7 million related to cash income taxes paid during 2Q2018, predominantly from Colombia.

Financial Debt: Total financial debt net of issuance cost was $447.0 million, including the $425 million 2024 notes (“2024 Notes”) and other bank loans totaling $20.0 million. Short-term financial debt was $18.0 million as of December 31, 2018.

For further details, please refer to Note 27 of GeoPark’s consolidated financial statements for the year ended December 31, 2018, available on the Company’s website.

FINANCIAL RATIOSa

($ million)

At period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA[b]	LTM Interest Coverage[c]
4Q2017	426.2	134.8	291.4	1.7x	6.3x
1Q2018	419.5	120.4	299.1	1.5x	7.2x
2Q2018	426.6	105.2	321.3	1.3x	8.5x
3Q2018	434.9	152.7	282.2	0.9x	10.5x
4Q2018	447.0	127.7	319.3	1.0x	11.4x

a)	Based on trailing LTM financial results.

Covenants in 2024 Notes: The 2024 Notes include incurrence test covenants that require the net debt to Adjusted EBITDA ratio to be lower than 3.5 times and the Adjusted EBITDA to interest ratio higher than two times until September 2019. The Company is compliant with all covenants.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

The Company has the following commodity risk management contracts (reference ICE Brent) in place as of the date of this release:

Period	Type	Volume (bopd)	Contract terms ($ per bbl)
			Purchased Put	Sold Put	Sold Call
1Q2019	Zero cost 3-way Zero cost 3-way Zero cost	4,000 6,000 5,000 Total: 15,000	60.0 65.0 65.0	50.0 55.0 -	97.0-97.1 90.0-90.5 92.3-92.5
2Q2019	Zero cost 3-way Zero cost	6,000 5,000 Total: 11,000	65.0 65.0	55.0 -	90.0-90.5 92.3-92.5
3Q2019	Zero cost	5,000 Total: 5,000	65.0	-	92.3-92.5

For further details, please refer to Note 8 of GeoPark’s consolidated financial statements for the year ended December 31, 2018, available on the Company’s website.

SELECTED INFORMATION BY BUSINESS SEGMENT

(UNAUDITED)

Colombia	4Q2018	4Q2017
Sale of crude oil ($ million)	123.1	87.5
Sale of gas ($ million)	0.5	0.2
Revenue ($ million)	123.6	87.7
Production and operating costs[a] ($ million)	-29.2	-22.6
Adjusted EBITDA ($ million)	85.6	51.6
Capital expenditures[b] ($ million)	27.8	19.4

Chile	4Q2018	4Q2017
Sale of crude oil ($ million)	3.9	4.4
Sale of gas ($ million)	5.8	4.4
Revenue ($ million)	9.7	8.8
Production and operating costs[a] ($ million)	-6.7	-5.6
Adjusted EBITDA ($ million)	1.5	1.1
Capital expenditures[b] ($ million)	1.2	1.4

Brazil	4Q2018	4Q2017
Sale of crude oil ($ million)	0.3	0.3
Sale of gas ($ million)	6.9	9.4
Revenue ($ million)	7.2	9.7
Production and operating costs[a] ($ million)	-2.1	-1.9
Adjusted EBITDA ($ million)	4.3	7.2
Capital expenditures[b] ($ million)	1.0	0.5

Argentina	4Q2018	4Q2017
Sale of crude oil ($ million)	9.3	-
Sale of gas ($ million)	1.4	-
Revenue ($ million)	10.7	-
Production and operating costs[a] ($ million)	-8.7	-
Adjusted EBITDA ($ million)	0.7	-
Capital expenditures[b] ($ million)	1.2	-

a)	Production and operating costs = Operating costs + Royalties.

b)	The difference with the reported figure in Key performance indicators table corresponds mainly to capital expenditures in Peru.

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	4Q2018	4Q2017	FY2018	FY2017
REVENUE
Sale of crude oil	136.6	92.2	545.5	279.1
Sale of gas	14.6	14.1	55.7	51.0
TOTAL REVENUE	151.2	106.3	601.2	330.1
Commodity risk management contracts	32.0	-18.4	16.2	-15.4
Production and operating costs	-46.7	-30.5	-174.3	-99.0
Geological and geophysical expenses (G&G)	-4.0	-3.9	-14.0	-7.7
Administrative expenses (G&A)	-14.6	-10.6	-52.1	-42.1
Selling expenses	-1.2	-0.3	-4.0	-1.1
Depreciation	-23.9	-19.8	-92.2	-74.9
Write-off of unsuccessful exploration efforts	-11.8	-1.1	-26.4	-5.8
Impairment for non-financial assets	5.0	-	5.0	-
Other operating	-2.3	-2.7	-2.9	-5.1
OPERATING PROFIT	83.5	19.1	256.5	79.0

Financial costs, net	-10.3	-8.2	-36.3	-51.5
Foreign exchange loss	6.6	-3.6	-11.3	-2.2
PROFIT BEFORE INCOME TAX	79.7	7.3	208.9	25.3

Income tax	-37.2	-10.7	-106.2	-43.1
PROFIT (LOSS) FOR THE PERIOD	42.6	-3.4	102.7	-17.8
Non-controlling minority interest	9.3	1.1	30.3	6.4
ATTRIBUTABLE TO OWNERS OF GEOPARK	33.3	-4.5	72.4	-24.2

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In millions of $)	Dec '18	Dec '17

Non-Current Assets
Property, plant and equipment	557.2	517.4
Other non-current assets	45.8	53.8
Total Non-Current Assets	603.0	571.2

Current Assets
Inventories	9.3	5.7
Trade receivables	16.2	19.5
Other current assets	106.5	54.9
Cash at bank and in hand	127.7	134.8
Total Current Assets	259.7	215.0

Total Assets	862.7	786.2

Equity
Equity attributable to owners of GeoPark	143.1	84.9
Non-controlling interest	-	41.9
Total Equity	143.1	126.8

Non-Current Liabilities
Borrowings	429.0	418.5
Other non-current liabilities	72.2	74.5
Total Non-Current Liabilities	501.2	493.0

Current Liabilities
Borrowings	18.0	7.7
Other current liabilities	200.4	158.6
Total Current Liabilities	218.4	166.3
Total Liabilities	719.6	659.3
Total Liabilities and Equity	862.7	786.2

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(In millions of $)	4Q2018	4Q2017	FY2018	FY2017

Cash flow from operating activities	77.8	24.8	256.2	142.2
Cash flow used in investing activities	-24.8	-25.3	-164.6	-105.6
Cash flow (used in) from financing activities	-76.9	-2.5	-97.6	24.0

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

2018 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	319.4	8.8	17.9	4.6	-20.1	330.6
Depreciation	-42.7	-28.2	-10.4	-10.6	-0.3	-92.2
Unrealized commodity risk management contracts	42.3	-	-	-	-	42.3
Write-off of unsuccessful exploration efforts & impairment	-6.1	-12.7	-2.0	-0.6	-	-21.4
Share based payment	-0.9	-0.4	-0.1	-0.7	-3.3	-5.4
Others	-2.6	3.4	-1.0	0.6	2.2	2.6
OPERATING PROFIT (LOSS)	309.4	-29.1	4.4	-6.7	-21.5	256.5
Financial costs, net						-36.3
Foreign exchange charges, net						-11.3
PROFIT BEFORE INCOME TAX						208.9

2017 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	168.3	4.1	20.2	-2.2	-14.6	175.8
Depreciation	-40.0	-23.7	-10.8	-0.2	-0.2	-74.9
Unrealized commodity risk management contracts	-13.3	-	-	-	-	-13.3
Write-off of unsuccessful exploration efforts & impairment	-1.6	-0.5	-3.0	-0.7	-	-5.8
Share based payment	-0.5	-0.4	-0.2	-0.4	-2.7	-4.1
Others	3.4	0.8	-1.8	0.1	-1.1	1.3
OPERATING PROFIT (LOSS)	116.3	-19.7	4.4	-3.4	-18.6	79.0
Financial costs, net						-51.5
Foreign exchange charges, net						-2.2
PROFIT BEFORE INCOME TAX						25.3

(a) Includes Peru and Corporate.

FREE CASH FLOW RECONCILIATION

(In millions of $)	4Q2018	FY2018

Cash flow from operating activities	77.8	256.2
Cash flow used in investing activities	-24.8	-164.6
Subtotal	53.0	91.6
Argentina acquisition[6]	-	48.9
Proceeds from disposal of Long-term assets6 7	-9.0	-9.0
Free Cash Flow	43.9	131.5

__________________

6 Amounts included in Cash flow used in investing activities.

7 Corresponding to advance payments related to the sale of La Cuerva and Yamu.

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on March 7, 2019 at 9:00 am (Eastern Standard Time) to discuss these 4Q2018 financial results. To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 4069004

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
Free Cash Flow F&D costs

Operating cash flow less cash flow used in investment activities excluding Argentina acquisition and cash advances from La Cuerva and Yamu

Finding and Development costs, calculated as capital expenditures divided by the applicable net reserve additions before changes in Future Development Capital

Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, Operating Netback, reserve life index, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2018 production growth and operating and financial performance, Operating Netback per boe and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production for 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company’s computation of Adjusted EBITDA, free cash flow and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Free cash flow is a non-GAAP measure and does not have a standardized meaning under GAAP. Free cash flow is defined as cash provided by operating activities less cash used in investing activities excluding Argentina acquisition and cash advances from disposal of long-term assets.

Operating Netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating Netback per boe are significant components in understanding and assessing a company’s financial performance, such as a Company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The Company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: March 7, 2019